[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ardelyx, Inc. with respect to portions of this letter.

140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
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May 19, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.	File No. 045630-0011
Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director

Re:	Ardelyx, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on April 11, 2014 CIK No. 001437402
FOIA Confidential Treatment Requested
Under 17 C.F.R §200.83

Ladies and Gentlemen:

On behalf of Ardelyx, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement on Form S-1 on April 11, 2014 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 7, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment.

2.	Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

May 19, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not currently anticipate including any additional graphic, visual or photographic information not already included in the Registration Statement.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and will, under separate supplemental cover, provide copies of all written communications, if any, presented to potential investors in reliance on Section 5(d) of the Securities Act, as well as research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act.

4.	Comments regarding your application for confidential treatment will be delivered under separate cover.

Response: The Company respectfully acknowledges the Staff’s comment.

5.	We note that in several places in your prospectus you refer to prior clinical studies of tenapanor and you characterize the drug as “safe.” For example, on page 2, in discussing your Phase 1 and Phase 2 studies, you state that tenapanor has been safe and well-tolerated, and on page 77 you state that tenapanor has generally been observed to be safe and well-tolerated in preclinical, nonclinical and clinical studies. Because regulatory approval of tenapanor is dependent on the FDA making a statutory finding that a drug is both safe and effective enough to be approved for commercial sale, it is premature for you to describe tenapanor, in any of the dosages administered, as safe. Accordingly, please delete the language stating that tenapanor is safe throughout your prospectus, as applicable. You may include a statement, if true, to the effect that no serious adverse side-effects have been observed in clinical studies or that the drug has been observed to be generally well-tolerated in clinical trials. Also, as the observations regarding pre or non-clinical studies are of limited usefulness or relevance once clinical studies have begun, you should consider deleting the “safety-related” information regarding pre or non-clinical studies. The reader may derive more significance for FDA-approval to these pre or non-clinical observations than is warranted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 76, 81, 87 and 88 of the Registration Statement.

Prospectus Summary, page 1

6.	Please explain the following technical terms the first time they appear in the summary;

•	Hyperphosphatemia, and
•	Albuminuria.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

May 19, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1 and 2 of the Registration Statement accordingly.

7.	We note the pipeline tables on pages 1 and 76 contain two indications related to ESRD; ESRD Pi and ESRD Fluid. The text discusses one indication for ESRD; the treatment of hyperphosphatemia in ESRD patients. Please provide disclosure in the section entitled “Our Pipeline Products” in pages 1 to 2 and in the section entitled “Overview” on pages 72 to 73 explaining the two separate ESRD indications identified in the table. If these two rows represent separate studies but not separate indications or target populations, please eliminate one of the rows as the inclusion of two rows may imply to the reader that you have two separate indications or market opportunities related to ESRD. We also note that on pages 2 and 76 you list three rather than four indications for tenapanor.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline tables on pages 1 and 80 of the Registration Statement by eliminating the reference to the ESRD Fluid indication.

8.	In the sentence preceding the bullets in the last paragraph on page 2 and on page 73, please clarify whether drug molecules have actually been identified for the RDX009, RDX013 and RDX020 Programs. If no molecules have been identified as to any of these three programs, please eliminate any such programs from the pipeline tables on pages 1 and 76.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline tables on pages 1 and 80 and the text on pages 2 and 77 of the Registration Statement to indicate that the RDX009, RDX013 and RDX020 programs are currently in the research stage of development. The Company has also revised page 96 to clarify that, while potential molecules have been identified in each of the programs, a lead molecule has not yet been selected in the RDX009, RDX013 and RDX020 programs.

9.	Please expand the fourth bullet on page 4 under “Risks Associated with Our Business” to state that as tenapanor is the first-in-its-class of drug to undergo clinical testing, there is a higher likelihood that approval may not be attained as compared to a class of drugs with approved products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 4 and 14 of the Registration Statement accordingly.

Use of Proceeds, page 52

10.	Please indicate the extent to which such proceeds are expected to be adequate to advance and expand the APECCS program.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 53 of the Registration Statement accordingly.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

May 19, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 62

11.	Please disclose the research and development expenses incurred from inception to date for tenapanor.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 64 of the Registration Statement accordingly.

Business, page 72

12.	We note on page 52 that you plan to advance and expand the development of APECCS. Please amend your disclosure to discuss your plans and strategy to expand APECCS.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 79 of the Registration Statement accordingly.

13.	Please amend your disclosure to describe the INDs submitted for tenapanor by indication and disclose when these INDs were filed and by whom. If no INDs were filed, please disclose why INDs were not required.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 81 of the Registration Statement accordingly.

Summary of Clinical Results, page 84

14.	We note the last column of the table entitled “Selected Results”. Please revise the disclosure under that column heading to provide results related to all primary and secondary endpoints. Also, in the notes to the tables appearing on pages 86 to 88, please revise the disclosure to provide p-values and conclusions as to statistical significance of all primary and secondary endpoints discussed. If no statistical analysis was performed please disclose that also. The first time you use the term p-value please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 89 through 93 of the Registration Statement accordingly.

15.	Please include the D5611C00001 study in the table beginning on page 84.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the D5611C00001 study is included in the table under “Phase 2a Trials” on page 89 of the Registration Statement.

16.	In the table on pages 85, you state that the results of the Phase 2a trial labeled RDX5791-201 provide preliminary evidence of the ability of tenapanor to alleviate symptoms associated with IBS-C. We also note that on page 87 you disclose that this trial did not produce a statistically significant improvement in CSBMs. We also note that there was no significant difference between tenapanor and the placebo in the change of IDWG for trial D5611C00001. Please amend your disclosure in the table and the related notes regarding each of these two studies to clarify that these two trials did not produce a statistically significant improvement in these selected endpoints.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

May 19, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 89 and 92 of the Registration Statement accordingly.

Other Development Programs, page 91

17.	Please define UC the first time this term is used.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the term “UC” is defined (e.g., ulcerative colitis) the first time it is used in paragraph three on page 96 of the Registration Statement.

Collaboration Partnerships, page 92

18.	We note that on page 93 for the agreement with AstraZeneca and on page 94 for the agreement with Sanofi, that the royalty term for each licensed product in each country is the period commencing with the first commercial sale of the applicable licensed product in the applicable country and ending on the later of expiration of specified patent coverage or a specified period of years. Please expand your disclosure to include the minimum specified period of years for the royalty term in each material jurisdiction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 99 and 100 of the Registration Statement accordingly.

Collaboration Partnership with AstraZeneca, page 92

19.	We note on page 92 that AstraZeneca has agreed to reimburse you for internal and external expenses incurred related to the licensed compounds subject to an agreed upon cap on AstraZeneca’s obligation to reimburse your cost for development of tenapanor for IBS-C. Please advise us of the amount agreed upon under this cap and whether you believe that you will reach this cap prior to the commercialization of tenapanor for IBS- C. If you believe you will reach this cap prior to the commercialization of tenapanor, please expand your disclosure to include the cap, the approximate amount that you have received as reimbursement under this cap, and any future development support that you plan to provide. Additionally, please advise us if there are any other caps on the reimbursement of your expenses under your collaboration agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 98 of the Registration Statement to clarify that AstraZeneca’s obligation is to reimburse the Company only for costs related to the Phase 2b clinical trial. This reimbursement obligation is capped at $[***] million and the Company does not expect to exceed this cap. The Company further advises the Staff that there are no other caps on reimbursement of development expenses under its collaboration agreements.

Collaboration Partnership with Sanofi, page 94

20.	Please disclose the time period within which Sanofi must exercise its option to acquire the exclusive license to develop, manufacture and commercialize NaP2b inhibitors.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

May 19, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 17 and 99 of the Registration Statement accordingly.

Intellectual Property, page 97

21.	We note on pages 98 and 99 that you have patent applications in a number of other countries and PCT applications, under which you may file national patent applications. For each of the set of patents covering NHE3, NaP2b, and TGR5 agonist, if you have filed or intend to file patents in any additional material jurisdictions, please expand your patent disclosure to discuss the patent applications and patents in these jurisdictions. In that regard, we note disclosure throughout your prospectus discussing the EU systems and the market for these drug candidates in the EU, such as your disclosure on pages 20, 36, 40, 79, 82, and 83. Please amend your disclosure in this section to explain your actions related to your intellectual property in Europe. Alternatively, if you do not intend to pursue the commercialization of your products in Europe in reasonable proximity to pursuing commercialization in the US and Japan, please clarify throughout the prospectus and consider eliminating or modifying your disclosure regarding EU systems and markets, as may be applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 104 of the Registration Statement accordingly.

Management

Director Compensation, page 114

22.	Please update your disclosure to include the new director compensation if you determine the terms of your director compensation program prior to this offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once it determines the terms of its director compensation program, it will include the new director compensation information in a future filing of the registration statement.

Shares Eligible for Future Sale, page 136

23.	Once available please file copies of each of the lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and confirms for the Staff that it will include the form of lock-up agreement as an exhibit to the Underwriting Agreement to be filed as Exhibit 1.1 in a future filing of the registration statement.

Index to Financial Statements

Notes to Financial Statements

5. License Agreement with AstraZeneca, page F-12

24.	Please revise your disclosure to state the reason why the license does not qualify for a separate unit of accounting. Refer to ASC 605-25-50-2f. Additionally, please clarify whether the initial supply of the compound of the license product represents a separate unit of accounting.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

May 19, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 63 and F-13 of the Registration Statement.

* * *

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

May 19, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Michael Raab, Ardelyx, Inc.

Elizabeth Grammer, Ardelyx, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

David Saul, Ropes & Gray LLP

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.